Wyndham Worldwide Corporation

22 Sylvan Way

Parsippany, New Jersey 07054

(973) 753-6000 telephone

(973) 753-6545 facsimile

www.wyndhamworldwide.com

November 25, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wyndham Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 1-32876

Dear Ms. Blye:

On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated October 29, 2014 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2013, filed by the Company on February 14, 2014. For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraphs of this letter correspond to the heading and paragraph numbers contained in the Comment Letter and we have reproduced the text of the Staff’s comment in bold.

We are available at your convenience to discuss these matters with you.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.              You stated in your letter to us dated May 10, 2011 that a joint venture entity in which you had interest had agreed to provide services to a hotel in Syria, and that your vacation exchange business had members resident in Sudan and Syria. Also, you state on pages 15 and 19 that you operate in the Caribbean, references to which can be understood to include Cuba. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K any contacts with Cuba, Sudan or Syria. Please provide us with information regarding any contacts with Cuba, Sudan or Syria since the referenced letter. You should describe any goods or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

RESPONSE:

Except as otherwise set forth below, the Company respectfully advises the Staff that, to the best of its knowledge, the Company has not entered into any business transactions with or provided any goods or services to counterparties located in, and has no employees, agents, or operations in Cuba, Syria or Sudan (the “Covered Countries”) and has not had any agreements, arrangements or other contact with the governments of the Covered Countries or entities believed to be controlled by such governments. The Company operates through three business units: Wyndham Hotel Group (“WHG”), Wyndham Exchange and Rentals (“WER”) and Wyndham Vacation Ownership (“WVO”).

With respect to Syria, as noted in our May 10, 2011 response to the Staff (“2011 Response”), a foreign-organized joint venture entity operating as a manager of a variety of hotel properties, and in which WHG had a non-controlling 30% equity interest, entered into a management agreement for a hotel proposed to be developed and opened in Bloudan, Syria. In May 2012, prior to the opening of this hotel, WHG sold its 30% equity interest in the joint venture to its foreign joint venture partner. No management or other services were ever provided to the proposed hotel by WHG, nor did WHG receive any payments from the Syrian interests involved in the proposed hotel development.  At no time prior to WHG’s disposition of its interest in the joint venture, did the joint venture provide management or other services to the proposed hotel, nor did the joint venture ever receive any payments from the Syrian interests involved in the proposed hotel development. Moreover, no items subject to the Export Administration Regulations were ever provided by WHG or, prior to WHG’s disposition of its interest in the joint venture, by the joint venture entity to Syria in connection with the proposed hotel.

As referenced in the 2011 Response, foreign-organized subsidiaries of WER, which operate as servicing entities, had entered into exchange affiliation agreements with two independent resorts located in Syria. As described in the 2011 Response, the affiliation agreements generally allow individual consumer-owners of vacation ownership interests (“VOIs”) to enroll as subscribing members of RCI (a division of WER which offers VOI exchange services) with the applicable foreign servicing subsidiary and exchange their VOIs for available interests at other vacation properties within applicable RCI exchange programs. As of September 15, 2011, WER’s foreign subsidiaries terminated their affiliation agreements with these two Syrian resorts and have not otherwise entered into any affiliation agreements with any resort in the Covered Countries.

As referenced in the 2011 Response, as of March 31, 2011, of the approximately 3.8 million subscribing members who had the ability to exchange VOIs through the Company’s vacation exchange business, the Company’s foreign-organized servicing entities had no subscribing members resident in Cuba and approximately 23 and 252 subscribing members resident in Sudan and Syria, respectively.  In 2011, WER’s foreign subsidiaries placed a hold on the accounts of RCI exchange subscribing members in Sudan and Syria, and affirmatively took steps to wind down the memberships of the subscribing members located in these countries.  As of December 31, 2013, there were no RCI exchange subscribing members resident in the Covered Countries, and there have been no new RCI exchange subscribing members resident in the Covered Countries since that time.

RCI subsidiaries operating in Argentina, Mexico, Colombia and Venezuela (collectively, “RCI LatAm”) entered into, or were covered by, agreements with a large broad-based foreign third party travel agency and affiliates thereof (collectively, “Third Party Travel Agency”) dated December 20, 2010 (Argentina) and November 28, 2012 (Mexico, Colombia and Venezuela). Under these agreements, RCI LatAm outsourced the provision of travel agency services for RCI LatAm corporate travel, RCI LatAm employees (on a discretionary basis for non-Company personal travel) and RCI subscribing members residing in Argentina, Mexico, Colombia, Venezuela and Central America (collectively, “RCI Parties”) to the Third Party Travel Agency operating under the “RCI Travel” brand.  In all cases, the Third Party Travel Agency would market its own travel agency products and services, which products and services were not, in any way, fulfilled by RCI.

In June 2014, RCI management learned that during the period from July 23, 2013 to April 29, 2014, a total of five RCI Mexico, Argentina and Colombia subscribing members engaged the Third Party Travel Agency directly to arrange flights to and from, and/or land travel/hotel accommodations in, Cuba.  Upon learning about the Cuba-related bookings, RCI management instructed the Third Party Travel Agency to cease offering such services immediately.

RCI LatAm received a total of USD 170.06 in commission payments for those five transactions, which were the only payments received by RCI LatAm that were directly related to the transactions in question. The Third Party Travel Agency made the Cuba-related travel arrangements for its own account and acted as merchant of record.  At no time has the Third Party Travel Agency acted as an agent of any RCI company or has RCI had any ownership interest in the Third Party Travel Agency.  No RCI entity or employee was involved in the Cuba-related travel activities, and no RCI-affiliated properties were utilized, as RCI has no affiliated properties in Cuba.

WVO has not to our knowledge engaged in any business transaction or had any agreements, arrangements or other contact which would require disclosure in response to this Comment 1.

2.              Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

RESPONSE:

The Company respectfully advises the Staff that it does not believe the business activities and other contacts described above to be material in quantitative or qualitative terms, nor do they present a material investment risk for its security holders.

From a quantitative perspective, WHG did not generate any revenue from the proposed Syrian hotel referenced in response to Comment 1 above. Aggregate net revenues from WER’s RCI subscribing members resident in Sudan and Syria as a result of the activities described above constituted less than 0.000005%, 0.00001% and 0.0004% of the Company’s total combined revenues for the calendar years ending December 31, 2013, 2012 and 2011, respectively, and no revenue was generated from these activities in 2014 due to the cessation of these activities prior to the 2013 year-end. The aggregate net revenues from RCI LatAm’s Cuba-related commissions described in response to Comment 1 above constituted less than 0.000004% and 0.0000002% of the Company’s total combined revenues for the nine months ended September 30, 2014 and the full year ended December 31, 2013, respectively.

Further, given the de minimis and attenuated nature of the contacts noted above in the response to Comment 1, as well as the fact that the Company has terminated these de minimis contacts, the Company does not believe these contacts are material from a qualitative perspective.  Additionally, to our knowledge, no stockholder or potential investor has raised the subject matter of this Comment Letter as a source of concern in any respect.

* * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me should you require further information or have any questions.

Very truly yours,

/s/ Steve Meetre
Steve Meetre
Senior Vice President
Wyndham Worldwide Corporation